05007136

RECEIVED

2005 APR 11 A 10:07

Antena 3

Director of the Legal Department

82-34762

DATE:30TH March 2005

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: OTHER COMMUNICATIONS
Number of pages including this one: 2

SUPPL

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the communication that has been filed before the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

Dlw 4/11

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

OTHER COMMUNICATIONS

Antena 3 de Televisión, S.A. and, in its name and on its behalf, Ms. Carmen Rodríguez in her capacity as Deputy Secretary of the Board of Directors

INFORMS

That the resolution adopted by the Shareholders' Ordinary General Meeting, held on 9th March 2005, related to the distribution of 2004 dividends, which has been already notified to the CNMV, will be executed as follows:

Gross amount per share:	euro 1.520
Withholding:	euro 0.228
Net amount per share:	euro 1.292

Payment will be made on 11th April 2005.

Since shares are represented by book entries, the payment of the dividends will be effected through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and its participating entities. The Payment Agent will be Santander Investment Services, S.A.

This information will be inserted as an ad in the national edition of LA RAZÓN next 4th April.

San Sebastián de los Reyes (Madrid), 29th March 2005.